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Exhibit 4.39

Media Advisory

INVITATION — Press conference —
Noranda announces rationalization of its magnesium business unit
Noranda recommends to its partner SGF to temporarily idle plant

Danville, Québec, January 28th, 2003 — Noranda Inc. announced this morning that it is rationalizing its magnesium business unit and recommends to its partner SGF to temporarily idle the Magnola plant until magnesium prices improve significantly.

A press conference will be held today to provide more details on the announcement. (please see previous press release issued earlier by Noranda)

When:	Tuesday, January 28th, 2003
Time:	11:00am
Where:	Métallurgie Magnola 125 chemin Pinacle Danville

Mr. Bob Sippel, President of Noranda's Magnesium Business Unit and Mr. Mike Agnew, Vice-President and General Manager of Métallurgie Magnola, will make a presentation and will be available to answer questions.

This press conference will also be accessible via conference call for those who will not be able to attend in person. The toll free dial-in number is 1 888 303-1409.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:
Hélène V. Gagnon
Director, Public and Corporate Affairs
Noranda Inc.
514 630-9342 / cell. 514 242-8990
www.noranda.com

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INVITATION — Press conference — Noranda announces rationalization of its magnesium business unit Noranda recommends to its partner SGF to temporarily idle plant